Exhibit 99.1



Mannatech Set to Significantly Expand Global Footprint
By Adding Presence in Four Additional European Countries
High-Quality Wellness Products Available throughout Austria, the Netherlands,
Norway and Sweden in September 2009

Coppell, TX, July 22, 2009 – Mannatech, Incorporated (NASDAQ - MTEX), a leading global pioneer and developer of health, weight and fitness, and skin care solutions, announced today its products are expected to be available in Austria, the Netherlands, Norway and Sweden in September 2009. Currently in Europe, Mannatech products are available in Denmark, Germany and the U.K. This expanded European presence will allow Mannatech to offer its proprietary, patented products to consumers while extending its unique business opportunity to roughly 193 million people. The combined direct selling industry volume of these additional regions is €5.76 billion as of December 2008.

"Mannatech Europe's growth is a result of our eager independent sales Associates who seek wellness, purpose, financial freedom and the chance to impact the lives of others," said Colin Jones, general manager of Mannatech Europe. "Leading these efforts and seeing our expansion to 37 million people through the combined populations of these four additional markets come to fruition is a privilege."

Wayne Badovinus, president and CEO of Mannatech, added, "Mannatech is devoted to impacting quality of life around the world through our integrated wellness products and business-building opportunities. It is very rewarding to be able to extend our presence in four additional countries and offer opportunities in an area primed for direct selling growth, especially during these uncertain economic times. We look forward to additional growth and increasing our global footprint in the months and years to come."

Among the products scheduled to be available for purchase this September are the company's Advanced Ambrotose® capsules and powder, Ambrotose AO® capsules, multi-vitamin/mineral supplement PhytoMatrix® caplets, PLUS™ tablets and OsoLean™ fat loss powder.

Mannatech's cutting-edge, proprietary products are based on the foundation of nutritional science and development standards to deliver the highest quality available. The company has distinguished itself in the emerging glyconutrition market through the development of Ambrotose® complex, the technology for which it holds more than 43 patents in 30 countries. Glyconutrients are a blend of plant polysaccharides which are believed to represent a new category of untapped vital nutrients for optimal health.

Individuals interested in Mannatech's products or in exploring our business opportunities can learn more at new.mannatech.com.

About Mannatech

Mannatech, Incorporated, is a global wellness solutions provider of innovative, high quality, proprietary nutritional supplements, topical and skin care products, and weight management products sold through independent associates and members located in the United States and the international markets of Canada, Australia, the United Kingdom, Japan, New Zealand, the Republic of Korea, Taiwan, Denmark, Germany, and South Africa. For more information please visit new.mannatech.com or www.allaboutmannatech.com.

Please Note: This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by use of phrases or terminology such as "intend," "believe," "expect" or "will allow" or other similar words or the negative of such terminology. Similarly, descriptions of Mannatech's objectives, strategies, plans, goals or targets contained herein are also considered forward-looking statements. Mannatech believes this release should be read in conjunction with all of its filings with the United States Securities and Exchange Commission and cautions its readers that these forward-looking statements are subject to certain events, risks, uncertainties, and other factors. Some of these factors include, among others, Mannatech's inability to attract and retain associates and members, increases in competition, litigation, regulatory changes, and its planned growth into new international markets. Although Mannatech believes that the expectations, statements, and assumptions
reflected in these forward-looking statements are reasonable, it cautions readers to always consider all of the risk factors and any other cautionary statements carefully in evaluating each forward-looking statement in this release, as well as those set forth in its latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q, and other filings filed with the United States Securities and Exchange Commission, including its current reports on Form 8-K. All of the forward-looking statements contained herein speak only as of the date of this release.

Media Contact Information:
Tyler Horton
214-252-1779
thorton@moroch.com